As filed with the Securities and Exchange Commission on June 9, 2004

Registration No. 333-111547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 3 to

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RadiSys Corporation
(Exact name of registrant as specified in its charter)

Oregon	93-0945232
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5445 NE Dawson Creek Drive
Hillsboro, Oregon 97124
(503) 615-1100
(Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

Julia A. Harper
Chief Financial Officer
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, Oregon 97124
(503) 615-1100
(Name and address, including zip code, and telephone number including area code, of agent for service)

Copy to:
Daniel W. Rabun
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201
(214) 978-3000

     Approximate date of commencement of proposed sale of securities to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling security holders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 9, 2004

PROSPECTUS

$100,000,000

1 3/8% Convertible Senior Notes due November 15, 2023 and
4,242,465 Shares of Common Stock Issuable Upon Conversion of the Notes

     We issued the notes in a private placement in November 2003. This prospectus will be used by the selling security holders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any of the proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling security holders.

     We will pay interest on the notes on May 15 and November 15 of each year. The first interest payment will be made on May 15, 2004. The notes will mature on November 15, 2023. Holders may require us to repurchase for cash all or part of their notes on November 15, 2008, November 15, 2013 and November 15, 2018 or upon a change of control at the prices set forth in this prospectus.

     We may not redeem the notes prior to November 15, 2006. We may redeem some or all of the notes for cash on or after November 15, 2006 and prior to November 15, 2008, at 100% of their principal amount plus accrued and unpaid interest and additional interest, if any, if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price in effect on such trading day. We may also redeem some or all of the notes for cash on or after November 15, 2008 at 100% of their principal amount plus accrued and unpaid interest and additional interest, if any.

     The notes are convertible prior to maturity into shares of our common stock only under the following circumstances: (1) the closing price of our common stock on the trading day prior to the conversion date was 120% or more of the conversion price of the notes on such trading date; (2) we have called the notes for redemption; (3) the trading price of the notes falls below a specified threshold; or (4) we make certain distributions to holders of our common stock or we enter into specified corporate transactions.

     The initial conversion price is $23.5712 per share (except under limited circumstances on or after November 15, 2018), subject to adjustment for certain events, which is equivalent to a conversion rate of approximately 42.4247 per $1,000 principal amount of the notes. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "RSYS." The closing price as reported on NASDAQ on June 7, 2004 was $17.13 per share.

     The notes are our general unsecured obligations and rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated. The notes are effectively subordinated to all our existing and future secured debt and to the indebtedness and other liabilities of our subsidiaries.

     We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. After the effectiveness of the registration statement of which this prospectus is a part, there will be no public market for the notes and an active trading market for the notes may not develop.

     Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See "Risk Factors" beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	i	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	30
SUMMARY	1
PRICE RANGE OF COMMON STOCK	5	SELLING SECURITY HOLDERS	36
DIVIDEND POLICY	5	PLAN OF DISTRIBUTION	40
RATIO OF EARNINGS TO FIXED CHARGES	5	LEGAL MATTERS	42
RISK FACTORS	6	EXPERTS	42
USE OF PROCEEDS	11	WHERE YOU CAN FIND MORE INFORMATION	43
DESCRIPTION OF THE NOTES	12	INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	43
DESCRIPTION OF OTHER INDEBTEDNESS	26	SIGNATURES	48
DESCRIPTION OF CAPITAL STOCK	28	EXHIBIT INDEX	49

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling security holders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes and the common stock issuable upon conversion of the notes. We are not making any representation to any offeree or purchaser of the notes and the common stock issuable upon conversion of the notes regarding the legality of an investment in the notes and the common stock issuable upon conversion of the notes by such offeree or purchaser under appropriate investment or similar laws.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipates," "intends," "expects," "could," "should," "plans," "believes," "estimates" or words or phrases of similar import generally identify forward-looking statements. You are cautioned that forward-looking statements are subject to risks, trends and uncertainties that could cause actual results, performance or achievements to differ materially from those expressed in any forward-looking statements. Important factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements include, but are not limited to, those discussed in the section of this prospectus entitled "Risk Factors." We undertake no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

-i-

SUMMARY

     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "RadiSys," "the company," "we," "our" and "us" refer to RadiSys Corporation and its consolidated subsidiaries, unless otherwise specified.

RadiSys Corporation

     RadiSys is a leading provider of advanced embedded systems for the service provider, commercial and enterprise systems markets. Through intimate customer collaboration, and combining innovative technologies and industry leading architecture, we help our customers bring better products to market faster and more economically. Our products include embedded software, boards, platforms and systems, which are used in today's complex computing, processing and network intensive applications.

End Markets

     We provide advanced embedded solutions to three distinct markets:

  Service Provider Systems - The service provider systems market includes embedded communication systems that are used in voice, video and data systems within public network systems. Examples of these products include 2, 2.5 and 3G wireless infrastructure, wireline infrastructure, packet-based switches and unified messaging products.
  Commercial Systems - The commercial systems market includes the following sub-markets: medical equipment, transaction terminals, test and measurement equipment, semiconductor capital equipment and automated industrial equipment. Examples of products into which our embedded solutions are incorporated include 4D ultrasound systems, blood analyzers, CT scanners, ATM terminals, point of sale terminals, high-end test equipment and electronics assembly equipment.
  Enterprise Systems - The enterprise systems market includes embedded compute, processing and networking systems used in private enterprise IT infrastructure. Examples of products that our embedded solutions are used in include blade-based servers, unified messaging systems, IP-enabled PBX systems, storage systems and local area network interface input/output ("I/O") cards.

Market Drivers

     We believe there are a number of fundamental drivers for growth in the embedded systems market, including:

  Increasing focus by system makers to provide higher value systems by focusing their internal development efforts on their key areas of competency and combining their internal development efforts with merchant-supplied platforms from partners like RadiSys to deliver a complete system with a time-to-market advantage and a lower total cost of ownership.

  Increasing levels of programmable, intelligent and networked functionality embedded in a variety of systems, including systems for monitoring and control, real-time information processing and high-bandwidth network connectivity.
  Increasing demand for standards-based solutions, such as Advanced Telecommunication Architecture ("AdvancedTCA"), that motivates system makers to discontinue developing their own proprietary architectures.

  The emergence of new technologies such as switch fabrics, network I/O cards, packet processing, network processing and voice processing, following the embedded systems model.

Strategy

     Our strategy is to provide our customers with a "virtual division" where embedded systems, or functional building blocks, are conceived, developed, supplied and managed for them. We believe that this enables our customers to focus their limited resources and development efforts on their key areas of competency allowing them to provide higher value systems with a time-to-market advantage and a lower total cost of ownership. Historically, system makers had been largely vertically integrated, developing most, if not all, of the functional building blocks of their systems. System makers are now more focused on their core expertise and are looking for partners to provide them with merchant-supplied building blocks for a growing number of processing and networking functions.

     Our common stock is quoted on the Nasdaq National Market under the symbol "RSYS." Our principal executive offices are located at 5445 N.E. Dawson Creek Drive, Hillsboro, Oregon 97124, and our telephone number is (503) 615-1100.

The Offering

     In November 2003, we sold $100 million in aggregate principal amount of 1 3/8% Convertible Senior Notes due November 15, 2023, which we refer to as the "notes," to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling security holders.

Securities Offered	$100,000,000 aggregate principal amount of 1 3/8% convertible senior notes due November 15, 2023.
Interest	The notes bear interest at an annual rate of 1 3/8%. Interest is payable on May 15 and November 15 of each year, beginning May 15, 2004.
Maturity Date	November 15, 2023.
Conversion Rights	The notes are convertible prior to maturity into shares of our common stock only under the following circumstances:
the closing price of our common stock on the trading day prior to the conversion date was 120% or more of the conversion price of the notes on such trading date;
we have called the notes for redemption;

  during the five business day period following any five consecutive trading day period in which the trading price of the notes was less than 98% of the conversion value (the closing price of our shares of common stock multiplied by the then current conversion rate); or

we make certain distributions to holders of our common stock or we enter into specified corporate transactions.
The initial conversion price is $23.5712 per share (except under limited circumstances on or after November 15, 2018), subject to adjustment for certain events. The conversion price is equivalent to a conversion rate of approximately 42.4247 shares per $1,000 principal amount of notes. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock, in our sole discretion. Upon conversion, you generally will not receive any cash representing accrued interest. See "Description of the Notes — Conversion of Notes."

Provisional Redemption	We may not redeem the notes prior to November 15, 2006. We may redeem some or all of the notes for cash on or after November 15, 2006 and prior to November 15, 2008, at 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price on such trading day. See "Description of the Notes -- Provisional Redemption."
Optional Redemption	We may also redeem some or all of the notes for cash on or after November 15, 2008 at 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any. See "Description of the Notes -- Optional Redemption."
Sinking Fund	None.
Purchase of Notes at Your Option on Specified Dates	You may require us to repurchase all or part of your notes for cash on November 15, 2008, November 15, 2013 or November 15, 2018 at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest and additional interest, if any. See "Description of the Notes -- Purchase of Notes at the Option of Holders on Certain Dates."
Purchase of Notes at Your Option upon Change of Control
Upon a change of control, you may require us to purchase your notes at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest and additional interest, if any. See "Description of the Notes -- Purchase of Notes at the Option of Holders Upon a Change of Control."

Ranking	The notes are our general unsecured obligations and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations. As of March 31, 2004, we had no senior indebtedness before giving effect to the issuance and sale of the notes. The notes are effectively subordinated to all our existing and future secured indebtedness. We also had subordinated debt of $68.7 million at March 31, 2004. On May 17, 2004 and June 9, 2004, the Company repurchased $58.8 million principal amount of its 5.5% convertible subordinated notes in the open market. The remaining principal balance of the 5.5% convertible subordinated notes after the repurchase is $10.0 million. The notes are not guaranteed by any of our subsidiaries, and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of March 31, 2004, the indebtedness of our subsidiaries was $0. See "Description of the Notes -- General."
Use of Proceeds	We will not receive any proceeds from the sale by the selling security holders of the notes or the shares of common stock issuable upon conversion of the notes. See "Use of Proceeds."
Form and Denomination	The notes have been issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are represented by one or more global notes, deposited with the trustee as a custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global notes are shown on, and any transfers will be effective only through, records maintained by DTC and its participants. See "Description of the Notes -- Book-Entry, Delivery and Form."
Trading	The notes are currently eligible for trading in The PORTALSM Market ("PORTAL"), a subsidiary of the Nasdaq Stock Market, Inc. However, after the effectiveness of the registration statement of which this prospectus is a part, there will be no public market for the notes and an active trading market for the notes may not develop. Our common stock is quoted on the Nasdaq National Market under the symbol "RSYS."
Registration Rights	We have agreed to keep the shelf registration statement, of which this prospectus constitutes a part, effective until the earliest of: (1) two years from the date of effectiveness of the shelf registration statement; (2) the date when all registrable securities shall have been registered under the Securities Act and disposed of; and (3) the date on which all registrable securities held by non-affiliates can be sold to the public pursuant to Rule 144(k) under the Securities Act. See "Description of the Notes -- Registration Rights."

Risk Factors

     Investment in the notes and the common stock issuable upon conversion of the notes involves risk. You should carefully consider the information under "Risk Factors," and all other information included in this prospectus and the documents incorporated by reference, before investing in the notes and the common stock issuable upon conversion of the notes.

PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "RSYS." The following table sets forth the high and low closing sales prices for our common stock as reported by the Nasdaq National Market for 2002 through June 7, 2004.

	High	Low

2004
Second Quarter (through June 7, 2004)	$24.51	$15.87
First Quarter	24.75	17.05
2003
Fourth Quarter	$21.30	$15.84
Third Quarter	20.34	13.30
Second Quarter	13.58	5.35
First Quarter	8.10	5.99
2002
Fourth Quarter	$10.21	$3.73
Third Quarter	12.40	3.41
Second Quarter	18.41	11.42
First Quarter	21.54	16.76

     The closing price as reported on NASDAQ on June 7, 2004 was $17.13 per share. As of June 7, 2004, there were approximately 351 holders of record of our common stock.

DIVIDEND POLICY

     We have never paid any cash dividends on our common stock and do not expect to declare cash dividends on the common stock in the foreseeable future in compliance with our policy to retain all of our earnings to finance future growth.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Three Months Ended March 31,

	2003	2002	2001	2000	1999	2004	2003

Ratio of earnings to fixed charges (a)	2.1x	(b)	(b)	12.0x	39.4x	3.5x	0.7x

(a)

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on debt and capital leases, and that portion of rental expense deemed to be representative of interest. Earnings consist of income from continuing operations before income tax benefit.

(b)	The earnings to fixed charges ratio was less than 1:1 due to losses reported for the years ended December 31, 2002 and 2001. To achieve an earnings to fixed charges ratio of 1:1 we would need to generate additional income of $4.5 million and $60.0 million for the years ended December 31, 2002 and 2001, respectively.

RISK FACTORS

Risk Factors Related to Our Business

     Because of our dependence on certain customers, the loss of a top customer could have a material adverse effect on our revenues and profitability.

     During 2003, we derived 58% of our revenues from five customers. These five customers were Nokia, Nortel, IBM, Comverse and Diebold. For the three months ended March 31, 2004, we derived 59% of our revenue from these five customers. During 2003, revenues attributable to Nokia and Nortel were 20% and 19%, respectively. For the three months ended March 31, 2004, revenues attributable to Nokia and Nortel were 27% and 19%, respectively. We believe that sales to these customers will continue to be a substantial percentage of our revenues. A financial hardship experienced by, or a substantial decrease in sales to any one of our top customers could materially affect revenues and profitability.

     We derive a majority of our revenue from design wins. Not all design wins actually ramp into production, and if ramped into production the volumes derived from such design wins may not be as significant as we had originally estimated, which could have a substantial negative impact on our anticipated revenues and profitability.

     We derive a majority of our revenues from design wins. We announced 41 design wins during 2003. We announced 12 design wins for the three months ended March 31, 2004. A design win is a project estimated at the time of the design win to produce more than $500,000 in revenue per year assuming full production. Design wins that ramp into production do so at varying rates. If a design win actually ramps into production, the average ramp into production begins about 12 months after the win, although some more complex wins can take up to 24 months or longer. After that, there is an additional time lag from the start of production ramp to peak revenue. Not all design wins ramp into production and even if a win is ramped into production, the volumes derived from such design win may not be as significant as we had originally estimated. The determination of a design win is highly subjective and is based on information available to us at the time of the project estimate. Design wins are sometimes canceled or delayed, or can perform below original expectations, which can adversely impact anticipated revenues and profitability. Due to the confidential nature of the relationships we maintain with our customers, as a general practice, we do not update design win information for actual results.

     Our business depends on the service provider systems, enterprise systems and commercial systems markets in which demand can be cyclical, and any inability to sell products to these markets could have a material adverse effect on our revenues.

     We derive our revenues from a number of diverse end markets, some of which are subject to significant cyclical changes in demand. In 2003, we derived 38%, 32% and 30% of our revenues from the service provider systems market, the commercial systems market and the enterprise systems market, respectively. For the three months ended March 31, 2004, we derived 46%, 30%, and 24% of our revenues from the service provider systems market, the commercial systems market and the enterprise systems market, respectively. We believe that our revenues will continue to be derived from these three markets. Service provider revenues include, but are not limited to, telecommunications sales to Comverse, Lucent, Nokia and Nortel. Enterprise systems revenues include, but are not limited to, sales to Avaya, Inc., IBM and Nortel. Commercial systems revenues include, but are not limited to, sales to Agilent Technologies, Beckman Coulter Inc., Diebold, Philips Medical Systems N.E.D. B.V. and Seimens AG. Generally, our customers are not the end-users of our products. If our customers experience adverse economic conditions in the markets into which they sell our products (end markets), we would expect a significant reduction in spending by our customers. Some of these end markets are characterized by intense competition, rapid technological change, economic uncertainty and structural financial problems. Our exposure to economic cyclicality and any related fluctuation in customer demand in these end markets could have a material adverse effect on our revenues and financial condition. Significant reduction in our customers' spending, such as what we experienced in 2001 and 2002, will result in decreased revenues and earnings. We continue to execute on our strategy of expanding into new end markets either through new design wins with our existing customers or through new customer relationships, but no assurance can be given that this strategy will be successful.

     Because of our dependence on a few suppliers, or in some cases one supplier, for some of the components we use in the manufacture of our products, a loss of a supplier or a shortage of any of these components could have a material adverse effect on our business or our financial performance.

     We depend on a few suppliers, or in some cases one supplier, for a continuing supply of the components we use in the manufacture of our products and any disruption in supply could adversely impact our financial performance. For example, we are dependent solely on Intel for the supply of some microprocessors and other components, and we depend on Epson Electronic America, Lucent Technologies, Inc., Maxim Integrated Products, Inc., Texas Instruments, Inc., and Toshiba America Inc. as the sole source suppliers for other components. Alternative sources of supply for some of these components would be difficult to locate.

     Because we depend on two primary contract manufacturing partners, any failed or less than optimal execution on their behalf could temporarily affect our revenues and profitability.

     Although, we utilize several contract manufacturers for outsourced board and system production, we depend on two primary contract manufacturing partners, Celestica, Inc. (previously Manufacturers' Services Limited) and Sanmina-SCI, and any failed or less than optimal execution on their behalf could temporarily affect our revenues and profitability. In the second quarter of 2004, we anticipate moving the manufacturing of certain products to a China-based contract manufacturer. In addition, our outsourced board and system production could either be moved internally or transferred to other contract manufacturers. Such transfers would require technical and logistical activities and would not be instantaneous. For the first quarter of 2004, our two primary contract manufacturing partners were manufacturing approximately half of all RadiSys unit volume.

     Competition in the market for embedded systems is intense, and if we lose our position, our revenues and profitability could decline.

     We compete with a number of companies providing embedded systems, including Advantech Co. LTD., Force Computers, a division of Solectron, Inc., divisions within Intel Corporation, Kontron AG, Motorola Computer Group, a unit of Motorola Inc., Performance Technologies and SBS Technologies. Because the embedded systems market is growing, it is attracting new non-traditional competitors. These non-traditonal competitors include contract-manufacturers that provide design services, Asia-based original design manufacturers ("ODM"), and providers of traditional IT infrastructure products. Some of our competitors and potential competitors have a number of significant advantages over us, including:

  a longer operating history;

  greater name recognition and marketing power;

  preferred vendor status with our existing and potential customers; and

  significantly greater financial, technical, marketing and other resources, which allow them to respond more quickly to new or changing opportunities, technologies and customer requirements.

     Furthermore, existing or potential competitors may establish cooperative relationships with each other or with third parties or adopt aggressive pricing policies to gain market share.

     As a result of increased competition, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products. We may not be able to offset the effects of any price reductions with an increase in the number of customers, cost reductions or otherwise. In addition, many of the industries we serve, such as the communications industry, are encountering market consolidation, or are likely to encounter consolidation in the near future, which could result in increased pricing pressure and additional competition.

     Potential acquisitions and partnerships may be more costly or less profitable than anticipated and may adversely affect the price of our company stock.

     Future acquisitions and partnerships may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, issuance of debt and amortization of intangible assets with determinable lives. Moreover, to the extent that any proposed acquisition or strategic investment is not favorably received by shareholders, analysts and others in the investment community, the price of our common stock could be adversely affected. In addition, acquisitions or strategic investments involve numerous risks, including:

  difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

  the diversion of management's attention from other business concerns;

  risks of entering markets in which we have no or limited prior experience; and

  the potential loss of key employees of the acquired company.

     In the event that an acquisition or a partnership does occur and we are unable to successfully integrate operations, technologies, products or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.

     Our international operations expose us to additional political, economic and regulatory risks not faced by businesses that operate only in the United States.

     We derived 42% of our 2003 revenues from EMEA and 4% from Asia Pacific. For the three months ended March 31, 2004, we derived 50% of our revenues from EMEA and 5% from Asia Pacific. In addition, we have a design center located in Birmingham, United Kingdom and are establishing a design center in Shanghai, China. As a result, we are subject to worldwide economic and market conditions risks generally associated with global trade, such as fluctuating exchange rates, tariff and trade policies, domestic and foreign tax policies, foreign governmental regulations, political unrest, wars and other acts of terrorism and changes in other economic conditions. These risks, among others, could adversely affect our results of operations or financial position.

     If we are unable to generate sufficient income in the future, we may not be able to fully utilize our net deferred tax assets or support our current levels of goodwill and intangibles on our balance sheet.

     We cannot provide absolute assurance that we will generate sufficient taxable income to fully utilize the net deferred tax assets of $28.9 million as of March 31, 2004. We may not generate sufficient taxable income due to earning lower than forecasted net income or incurring charges associated with unusual events, such as restructurings and acquisitions. Accordingly, we may record a full valuation allowance against the deferred tax assets if our expectations of taxable future income are not achieved. On the other hand, if we generate taxable income in excess of our expectations, the valuation allowance may be reduced accordingly. We also cannot provide absolute assurance that future income will support the carrying amount of goodwill and intangibles of $34.0 million on the Consolidated Balance Sheet as of March 31, 2004, and therefore, we may incur an impairment charge in the future.

     Because we have material levels of customer-specific inventory, a financial hardship experienced by our customers could have a material adverse impact on our profitability.

     We provide long-life support to our customers and therefore we have material levels of customer-specific inventory. A financial hardship experienced by our customers could materially affect the viability of the dedicated inventory, and ultimately adversely impact our profitability.

     Our products for embedded computing applications are based on industry standards, which are continually evolving, and any failure to conform to these standards could have a substantial negative impact on our revenues and profitability.

     We develop and supply a mix of perfect fit and off-the-shelf products. Off-the-shelf products for embedded computing applications are often based on industry standards, which are continually evolving. Our future success in these products will depend, in part, upon our capacity to invest in, and successfully develop and introduce new products based on emerging industry standards. Our inability to invest in or conform to these standards could render parts of our product portfolio uncompetitive, unmarketable or obsolete. As our addressable markets develop new standards, we may be unable to successfully invest in, design and manufacture new products that address the needs of our customers or achieve substantial market acceptance.

     If we are unable to protect our intellectual property, we may lose a valuable competitive advantage or be forced to incur costly litigation to protect our rights.

     We are a technology dependent company, and our success depends on developing and protecting our intellectual property. We rely on patents, copyrights, trademarks and trade secret laws to protect our intellectual property. At the same time, our products are complex, and are often not patentable in their entirety. We also license intellectual property from third parties and rely on those parties to maintain and protect their technology. We cannot be certain that our actions will protect proprietary rights. If we are unable to adequately protect our technology, or if we are unable to continue to obtain or maintain licenses for protected technology from third parties, it could have a material adverse effect on our results of operations.

     Our period-to-period revenues, operating results and earnings per share fluctuate significantly, which may result in volatility in the price of our common stock.

     The price of our common stock may be subject to wide, rapid fluctuations. Our period-to-period revenues and operating results have varied in the past and may continue to vary in the future, and any such fluctuations may cause our stock price to fluctuate. Fluctuations in the stock price may also be due to other factors, such as changes in analysts' estimates regarding earnings, or may be due to factors relating to the service provider systems, enterprise systems and commercial systems markets in general. Shareholders should be willing to incur the risk of such fluctuations.

     Additionally, during 2003, we issued 1.375% Senior Convertible Notes with a face value or principal amount of $100 million. The notes are convertible prior to maturity into shares of our common stock under certain circumstances that include but are not limited to (i) conversion due to the closing price of our common stock on the trading day prior to the conversion date reaching 120% or more of the conversion price of the notes on such trading date and (ii) conversion due to the trading price of the notes falling below 98% of the conversion value. The conversion price is $23.57 per share, which is equal to a conversion rate of 42.4247 shares per $1,000 principal amount of notes. The closing price as reported on NASDAQ on June 7, 2004 was $17.13 per share or 72.7% of the conversion price. As of March 31, 2004, the total number of as-if converted shares excluded from the earnings per share calculation associated with the convertible senior notes was 4.2 million.

     Oregon corporate law, our articles of incorporation and our bylaws contain provisions that could prevent or discourage a third party from acquiring us even if the change of control would be beneficial to our shareholders.

     Our articles of incorporation and our bylaws contain anti-takeover provisions that could delay or prevent a change of control of our company, even if a change of control would be beneficial to our shareholders. These provisions:

  authorize our board of directors to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without prior shareholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;

  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

  prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates; and

  limit the ability of shareholders to take action by written consent, thereby effectively requiring all common shareholder actions to be taken at a meeting of our common shareholders.

     In addition, provisions of Oregon law condition the voting rights that would otherwise be associated with any shares of our common stock that may be acquired in specified transactions deemed to constitute "control share acquisitions" upon approval by our shareholders (excluding, among other things, the acquirer in any such transaction). Provisions of Oregon law also restrict, subject to specified exceptions, the ability of a person owning 15% or more of our common stock to enter into any "business combination transaction" with us.

     The foregoing provisions of Oregon law and our articles of incorporation and bylaws could limit the price that investors might be willing to pay in the future for shares of our common stock.

Other Risk Factors Related to Our Business

     Other risk factors include, but are not limited to, changes in the mix of products sold, regulatory and tax legislation, changes in effective tax rates, inventory risks due to changes in market demand or our business strategies, potential litigation and claims arising in the normal course of business, credit risk of customers and other risk factors. Proposed changes to accounting rules, including proposals to account for employee stock options as a compensation expense, could, if mandated, materially increase the expense that we report under generally accepted accounting principles and adversely affect our operating results.

Risks Related to the Notes and Our Common Stock

     We may be unable to meet the requirements under the indenture to purchase your notes upon a change of control or upon the exercise of your right to have us purchase notes.

     You may require us to purchase all or a portion of your notes on November 15, 2008, November 15, 2013 and November 15, 2018 or upon a change of control. We may not have sufficient funds to pay the purchase price for all tendered notes. Additionally, future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change of control constitutes an event of default. If we are required to repurchase notes at a time when we are prohibited from doing so, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent or refinance this debt, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. The term "change of control" is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     A market may not develop for the notes.

     Prior to the offering there has been no trading market for the notes. The initial purchasers have advised us that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

     The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the common stock issuable upon conversion of the notes when desired or at attractive prices.

     Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock is quoted on the Nasdaq National Market under the symbol "RSYS." The closing price as reported on NASDAQ on June 7, 2004 was $17.13 per share. The initial conversion price of the notes is $23.5712 per share of common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

     In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our stock, regardless of our operating performance.

     Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock on conversion also will be subject to the risk of volatility and depressed prices of our common stock.

     Sales of substantial amounts of shares of our common stock in the public market after the offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

     Our board of directors may issue our authorized preferred stock without shareholder approval.

     Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by our board of directors. Accordingly, our board of directors may, without shareholder approval, issue one or more series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. Although we do not have any current plans to issue any series or shares of preferred stock, we may do so in the future. Because the notes are convertible into shares of our common stock, the actual or potential issuance of preferred stock could result in a decrease in the trading price of the notes.

     The future sales of restricted and other shares may cause dilution to each shareholder's percentage ownership interest and could cause our stock price to decline.

     Sales of a substantial amount of stock in the public market (such as the shares previously registered by us), or the perception that these sales may occur, could result in lower market prices of our common stock. This could also impair our ability to raise additional capital through the sale of other securities. As of May 31, 2004, we had 18,921,089 shares of common stock outstanding. We also have 4,465,981 shares of common stock issuable upon exercise of outstanding stock options. Additionally, as of May 31, 2004 we have 1,577,612 shares of common stock available for future issuance under our stock option plans and 1,536,134 shares of common stock reserved for future issuance under our employee stock purchase plan. All of these shares have been registered for sale. The issuance and sale of a significant number of shares of our securities upon the exercise of stock options, or the sales of a substantial number of shares of stock pursuant to Rule 144 or otherwise, could result in a dilution to each shareholder's percentage ownership and could adversely affect the market prices of our securities.

     The notes may not be rated or may receive a lower rating than anticipated.

     We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be adversely affected.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling security holders of the notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture between us and JPMorgan Chase Bank, as trustee. The following summarizes some, but not all, of the provisions of the indenture, the notes and the registration rights agreement relating to the notes and the shares issuable upon conversion of the notes. We urge you to read the indenture and the registration rights agreement because those documents, and not this description, define your rights as a holder of the notes. A copy of each of those documents is available to you upon request.

     In this section of the prospectus entitled "Description of the Notes," when we refer to "RadiSys," "we," "our" or "us," we are referring to RadiSys Corporation and not any of its subsidiaries.

General

      The notes are our general unsecured obligations and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations. The notes are effectively subordinated to all our existing and future secured indebtedness. The notes are not guaranteed by any of our subsidiaries, and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of March 31, 2004, we had no senior indebtedness before giving effect to the issuance and sale of the notes and had subordinated indebtedness of $68.7 million. On May 17, 2004 and June 9, 2004, the Company repurchased $58.8 million principal amount of its 5.5% convertible subordinated notes in the open market. The remaining principal balance of the 5.5% convertible subordinated notes after the repurchase is $10.0 million. As of March 31, 2004, the indebtedness of our subsidiaries was $0.

     The notes are convertible into cash, shares of our common stock or a combination of cash and shares, in our sole discretion, as described under "— Conversion Settlement Options" and "— Conversion of Notes" below. The notes are $100,000,000 in aggregate principal amount. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on November 15, 2023, unless earlier converted, redeemed at our option or repurchased by us at your option upon a change of control or on an optional purchase date.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change of control, except to the extent described under "— Purchase of Notes at the Option of Holders Upon a Change of Control" below.

     The notes bear interest at the annual rate of 1 3/8%, which rate may be increased as described in "— Registration Rights" below. Interest will be payable on May 15 and November 15 of each year, beginning May 15, 2004, subject to limited exceptions if the notes are converted, redeemed or purchased prior to an interest payment date. The record dates for the payment of interest will be May 1 and November 1. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder of an aggregate principal amount of notes in excess of $2.0 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date, and no interest will accrue on the payment for the additional period of time.

     We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. However, we may require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

     You will have the right, at your option, to convert your notes, in whole or in part, into shares of our common stock (subject to the conversion settlement options described below), unless previously redeemed or purchased at your option, at any time prior to maturity:

  if the closing price per share of our common stock on the trading day prior to the conversion date was 120% or more of the then current conversion price of the notes on such trading day;
  if the notes are called for redemption by us;

  during the five consecutive business day period following any five consecutive trading-day period in which the average trading price for a note was less than 98% of the product of the closing price of our common stock and the conversion rate (the "trading price condition"), as determined following a request by a holder of notes in accordance with the procedures described below;
  if we distribute to holders of our common stock certain rights entitling them to purchase common stock at less than the closing price per share of our common stock on the day preceding the declaration for such distribution;
  if we distribute to holders of our common stock assets, debt, securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing price per share of our common stock on the day preceding the declaration for such distribution; or
  if we become a party to a consolidation, merger or sale of all or substantially all of our assets or a change of control occurs pursuant to which our common stock would be converted into cash, stock or other property unless all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change of control consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing such common equity interests.

     In the case of the fourth and fifth bullet points above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

     The initial conversion price is $23.5712 per share (subject to adjustment described below and except in certain circumstances in connection with a conversion based on the trading price condition on or after November 15, 2018), which is equivalent to a conversion rate of approximately 42.4247 shares per $1,000 principal amount of notes. The indenture defines conversion value as the product of the closing price of our shares of common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is convertible (except in certain circumstances in connection with a conversion based on satisfaction of the trading price condition on or after November 15, 2018).

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes presented for purchase upon a redemption date, change of control purchase date or optional purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

     If on the date of any conversion that is on or after November 15, 2018 pursuant to the trading price condition, the closing price per share of our common stock on the trading day before the conversion date is greater than 100% but less than 120% of the conversion price, then holders surrendering notes for conversion will receive in lieu of shares of our common stock based on the then applicable conversion rate, an amount in cash or common stock or a combination of cash and common stock, at our option, equal to the principal amount of the notes being converted plus accrued and unpaid interest (including additional amounts, if any), as of the conversion date (a "principal value conversion"). Any common stock delivered upon a principal value conversion will be valued at the greater of the conversion price on the conversion date and the average of the last reported sale price of our common stock for a five trading day period starting the third trading day following the conversion date of the notes.

     The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5.0 million principal amount of notes from an independent nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     In connection with any conversion upon satisfaction of the above trading price condition, the trustee (or other conversion agent appointed by us) shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee or conversion agent, as the case may be, to determine the trading price of the notes beginning on the next trading day and on each successive trading day until, and only until, the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     Upon a surrender of your notes for conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock in amounts described below under "— Conversion Settlement Options."

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing price of the common stock on the last trading day prior to the date of conversion.

     If the notes are called for redemption or are subject to purchase pursuant to the provisions set forth below under "— Provisional Redemption," "— Optional Redemption," "— Purchase of Notes at the Option of Holders on Certain Dates" or "— Purchase of Notes at the Option of Holders Upon a Change of Control," your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the second business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase pursuant to the provisions set forth below under "— Provisional Redemption," "— Optional Redemption," "— Purchase of Notes at the Option of Holders on Certain Dates" or "— Purchase of Notes at the Option of Holders Upon a Change of Control," you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted (without duplication) upon the occurrence of:

(1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) the subdivision, combination or reclassification of our outstanding common stock;

(3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

(4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:
  dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

  distributions of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;
(5) the dividend or distribution, consisting exclusively of cash, to all or substantially all holders of our common stock; and

(6) the purchase of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries for a price per share in excess of 110% of the closing price per share of our common stock on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     If we implement a rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

     In the event of:

  any reclassification of our common stock; or

  a consolidation, merger or combination involving us; or

  a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common shareholders immediately prior to one of these types of events.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Conversion Settlement Options

     Upon conversion, we will satisfy all of our obligations (the "conversion obligation") by delivering to converting holders (1) shares of our common stock, (2) cash or (3) a combination of cash and shares of our common stock as follows, except as modified above in connection with a principal value conversion:

     (1) Share Settlement. If we elect to satisfy the entire conversion obligation in shares of our common stock, then we will deliver to converting holders a number of shares of our common stock equal to the aggregate principal amount of the notes to be converted divided by the then applicable conversion price.

     (2) Cash Settlement. If we elect to satisfy the entire conversion obligation in cash, then we will deliver to converting holders cash in an amount equal to the product of (i) a number equal to the aggregate principal amount of notes to be converted by any such holder divided by the then applicable conversion price and (ii) the average of the closing price of our common stock on each trading day during the applicable cash settlement averaging period described below.

     (3) Combined Settlement. If we elect to satisfy a portion of the conversion obligation in cash (the "partial cash amount") and a portion in shares of our common stock, then we will deliver to converting holders such partial cash amount plus a number of shares equal to (a) the cash settlement amount as set forth in clause (2) above minus such partial cash amount divided by (b) the average of the closing price of our common stock on each trading day during the applicable cash settlement averaging period described below.

     Additionally, if we elect to deliver shares to holders, then if on the date you submit your notice of conversion (x) you hold notes that are neither registered under the Securities Act nor immediately freely saleable pursuant to Rule 144(k) under the Securities Act and (y) there exists a registration default as defined under "— Registration Rights," we will deliver to holders an additional number of shares equal to 3% of the number of shares calculated above.

     If we choose to satisfy the conversion obligation by cash settlement or combined settlement, then we will notify holders, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is two business days following our receipt of a converting holder's notice of conversion (the "settlement notice period"). Share settlement will apply automatically if we do not notify holders that we have chosen another settlement method.

     If we timely elect cash settlement or combined settlement, then holders may retract their conversion notice at any time during the two business day period beginning on the day after the settlement notice period (the "conversion retraction period"). Holders cannot retract conversion notices (and conversions notices therefore will be irrevocable) if we elect share settlement. If a holder has not retracted its conversion notice, then cash settlement or combined settlement will occur on the first trading day following the applicable "cash settlement averaging period."

     The applicable cash settlement averaging period will be the five trading day period beginning on the first trading day after the conversion retraction period.

     A "trading day," with respect to any security, is each day other than any day on which securities are not generally traded on the principal exchange or market in which such security is traded.

Provisional Redemption

     We may not redeem the notes prior to November 15, 2006. We may redeem some or all of the notes for cash on or after November 15, 2006 and prior to November 15, 2008, at 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to but excluding the redemption date if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price on such trading day. We will provide not less than 20 nor more than 60 days' notice mailed to each holder of the notes to be redeemed. If the redemption notice is given and the funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

Optional Redemption

     On or after November 15, 2008, we may redeem for cash all or a portion of the notes at any time for price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to but excluding the redemption date. We will provide not less than 20 nor more than 60 days' notice mailed to each holder of the notes to be redeemed. If the redemption notice is given and the funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

Partial Redemption

     If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.

Sinking Fund

     No sinking fund is provided for the notes.

Purchase of Notes at the Option of Holders on Certain Dates

     On November 15, 2008, November 15, 2013 and November 15, 2018 (and if such day is not a business day, on the following business day), you will have the right to require us to purchase, in accordance with the procedures set forth in the indenture, in cash, all or any part of your notes at a purchase price equal to 100% of the principal amount of the notes being purchased, together with accrued and unpaid interest and additional interest, if any, up to but excluding the purchase date. You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the second business day prior to the optional purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the second business day prior to the optional purchase date.

Purchase of Notes at the Option of Holders Upon a Change of Control

     If a change of control (as defined below) occurs, you will have the right to require us to purchase, in accordance with the procedures set forth in the indenture, in cash all or any part of your notes 30 business days after the occurrence of such change of control at a purchase price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest and additional interest, if any, up to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change of control within 10 business days after the occurrence of such change of control. This notice shall state certain specified information, including:

  information about and the terms and conditions of the change of control;

  information about the holders' right to convert the notes;

  the holders' right to require us to purchase the notes;

  the procedures required for exercise of the purchase option upon the change of control; and

  the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the second business day prior to the change of control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the second business day prior to the change of control purchase date.

     A "change of control" will be deemed to have occurred if any of the following occurs:

  any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

  we consolidate with or merge with or into another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets or any person consolidates with, or merges with or into, us, in any such event other than to one or more of our wholly-owned subsidiaries, other than any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or
  the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of RadiSys (whether or not otherwise in compliance with the indenture).

     However, a change of control will not be deemed to have occurred if either:

  the closing price of our common stock for any five trading days during the 10 trading days immediately preceding the change of control is at least equal to 105% of the conversion price in effect on such day; or
  in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the change of control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change of control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this change of control definition:

  "person" or "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision;
  a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change of control determination is being made, all unissued shares deemed to be held by all other persons;
  "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

  "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change of control; and
  "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term "all or substantially all" as used in the definition of change of control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

     We will under the indenture:

  comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

  file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

  otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change of control.

     This change of control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change of control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a result of negotiations between us and the initial purchaser.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change of control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Our current credit facility and certain of our debt agreements that we may enter into in the future may prohibit our redemption or repurchase of the notes and provide that a change of control or similar events constitutes an event of default.

     If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of that debt to accelerate or require us to repurchase that debt upon the occurrence of events similar to a change of control. Our failure to repurchase the notes upon a change of control will result in an event of default under the indenture.

Events of Default

     Each of the following will constitute an event of default under the indenture:

     (1) we fail to pay principal on any note when due;

     (2) we fail to pay any interest, including any additional interest, if any, on any note when due if such failure continues for 30 days;

     (3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

     (4) we fail to issue cash, shares of our common stock or a combination thereof upon conversion of notes by a holder in accordance with the provisions set forth in the indenture;

     (5) we fail to provide timely notice of your right to require us to purchase your notes upon a change of control;

     (6) we fail to make a payment to purchase notes tendered pursuant to the provisions set forth under "— Provisional Redemption," "— Optional Redemption," "— Purchase of Notes at the Option of Holders on Certain Dates" or "— Purchase of Notes at the Option of Holders Upon a Change of Control;"

     (7) any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $10.0 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

     (8) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause (8) above, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (8) above occurs, the principal amount of the notes will automatically become immediately due and payable. Our obligations under the indenture are not intended to provide creditors' rights in bankruptcy for amounts in excess of par plus accrued and unpaid interest (including additional interest, if any).

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  the holder has previously given the trustee written notice of a continuing event of default;

  the holders of at least a majority in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and
  the trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

  we fail to pay principal or interest, including additional interest, if any, on any note when due;

  we fail to convert any note into cash, shares of our common stock or a combination thereof in accordance with the provisions of the note and the indenture; or

  we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we are, to the officers' knowledge, in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the holders of notes. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

  change the record or payment date or stated maturity date of the principal of, or interest, including additional interest, if any, on, any note;

  reduce the principal amount of or interest or additional interest, if any, on any note;

  reduce the amount of principal payable upon acceleration of the maturity of any note or purchase price payable in connection with any redemption, change of control purchase or optional purchase;
  change the place or currency of payment of principal of, or any interest or additional interest, if any, on, any note;

  waive a default or event of default in the payment of principal of, or interest or additional interest, if any, on any note;

  impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  modify the provisions with respect to the purchase right of the holders pursuant to the provisions set forth below under "— Provisional Redemption," "— Optional Redemption," "— Purchase of Notes at the Option of Holders on Certain Dates" or "— Purchase of Notes at the Option of Holders Upon a Change of Control," in any case in a manner adverse to holders;
  adversely affect the right of holders to convert notes other than as provided in the indenture;

  reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

  reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or
  modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected holder of notes.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the holders of notes to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any holder of notes.

Consolidation, Merger and Sale of Assets

     We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

  the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and assumes our obligations on the notes and under the indenture;
  immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

  other conditions specified in the indenture are met.

Registration Rights

     We have entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes. We are filing this shelf registration statement to fulfill our obligations under the registration rights agreement. Pursuant to the agreement, we will, at our expense, use our best efforts to keep the shelf registration statement of which this prospectus constitutes a part effective until the earliest of:

     (1) two years from the date of effectiveness of the shelf registration statement;

     (2) the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

     (3) the date on which all registrable securities held by non-affiliates can be sold to the public pursuant to Rule 144(k) under the Securities Act.

     We will be permitted to suspend the use of the prospectus that is part of this shelf registration statement for a period not to exceed 60 days in any 100-day period or an aggregate of 100 days in any 12-month period.

     A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements that are applicable to such holder.

     A "registration default" shall occur if:

     (1) on or prior to June 16, 2004, the shelf registration statement has not been declared effective by the SEC;

     (2) we fail, with respect to a holder that supplies the questionnaire described below, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling security holders; or

     (3) after the shelf registration statement has been declared effective, such registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement.

If a registration default occurs (other than a registration default relating to a failure to have an effective shelf registration statement with respect to the shares of common stock), additional interest will accrue on the notes that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes for the first 90-day period immediately following the occurrence of such registration default. The additional interest rate shall increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 2.0% per year. If a holder converts some or all of its notes into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive additional amounts on such common stock, but will receive additional shares upon conversion equal to 3% of the applicable conversion rate for each $1,000 original principal amount of notes (except to the extent we elect to deliver cash upon conversion). In addition, such holder will receive, on the settlement date for any notes submitted for conversion during a registration default, accrued and unpaid additional interest to the conversion date relating to such settlement date. If a registration default with respect to the common stock occurs after a holder has converted its notes into common stock, such holder will not be entitled to any compensation with respect to such common stock.

     We will give notice to all holders who have provided us with the notice and questionnaire of the effectiveness of the shelf registration statement. You are required to deliver a questionnaire prior to the effectiveness of the shelf registration statement so that you can be named as a selling security holder in the prospectus. Upon receipt of a completed questionnaire after the effectiveness of the shelf registration statement, we will use all commercially reasonable efforts to, as promptly as practicable but in no event later than 30 days after receipt of the questionnaire, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend its use under certain circumstances.

     We will pay all expenses incident to our compliance with the registration rights agreement and will provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Transfer and Exchange

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

  vary or terminate the appointment of the security registrar, paying agent or conversion agent;

  appoint additional paying agents or conversion agents; or

  approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of holders of notes.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

     The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

     JPMorgan Chase Bank has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

     We initially issued the notes in the form of one or more global securities. The global security has been deposited with the trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below. Except as described below, owners of interest in the global securities will not have notes registered in their names and will not receive physical delivery of notes in certificated form.

     DTC has advised us that it is:

  a limited purpose trust company organized under the laws of the State of New York;

  a member of the Federal Reserve System;

  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be elected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants.

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of or interest (including additional interest) on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be elected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF OTHER INDEBTEDNESS

Short-Term Borrowings

     During the first quarter of 2004, we renewed our line of credit facility, which expires on March 31, 2005, for $20.0 million at an interest rate based upon the lower of the London Inter-Bank Offered Rate ("LIBOR") plus 1.0% or the bank's prime rate. The line of credit is collateralized by our non-equity investments and is reduced by any standby letters of credit. At March 31, 2004, we had a standby letter of credit outstanding related to one of our medical insurance carriers for $105,000. The market value of non-equity investments must exceed 125.0% of the borrowed facility amount, and the investments must meet specified investment grade ratings.

     As of March 31, 2004 and December 31, 2003, there were no outstanding balances on the standby letter of credit or line of credit and we were in compliance with all debt covenants.

Long-Term Liabilities

5.5% Convertible Subordinated Notes Due 2007

     We have convertible subordinated notes that are unsecured obligations convertible into our common stock, and which are subordinated to all of our present and future senior indebtedness. Interest on the subordinated notes accrues at 5.5% per year and is payable semi-annually on February 15 and August 15. The convertible subordinated notes are payable in full in August 2007. The notes are convertible, at the option of the holder, at any time on or before maturity, unless previously redeemed or repurchased, into shares of our common stock at a conversion price of $67.80 per share, which is equal to a conversion rate of 14.7484 shares per $1,000 principal amount of notes. If the closing price of our common stock equals or exceeds 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date on which a notice of redemption is mailed, then we may redeem all or a portion of the notes at our option at a redemption price equal to the principal amount of the notes plus a premium (which declines annually on August 15 of each year), together with accrued and unpaid interest to, but excluding, the redemption date.

     In February 2003, we repurchased $10.3 million of the 5.5% convertible subordinated notes due 2007. We repurchased the notes in the open market for $9.2 million and, as a result, recorded a gain of $825,000. As of March 31, 2004 and December 31, 2003, we had $68.7 million of 5.5% convertible subordinated notes due 2007 outstanding. Our Board of Directors renewed our authorization to repurchase our convertible subordinated notes in the open market if and when appropriate opportunities present themselves. On May 17, 2004 and June 9, 2004, the Company repurchased $58.8 million principal amount of its 5.5% convertible subordinated notes in the open market, with an associated discount of $897 thousand for $58.2 million in cash. The remaining principal balance of the 5.5% convertible subordinated notes after the repurchase is $10.0 million, with an associated discount of $150 thousand. We may use a portion of our cash and cash equivalents and investment balances to buy back additional amounts of the convertible subordinated notes.

     The aggregate maturities of long-term liabilities for each of the years in the five year period ending March 31, 2008 and thereafter are as follows (in thousands):

For the years ending December 31,	Senior Convertible Notes	Convertible Subordinated Notes

2004 (remaining 9 months)	$-	$-
2005	-	-
2006	-	-
2007	-	68,748	(2)
2008 (1)	-	-
Thereafter	100,000	-

	100,000	68,748
Less: unamortized discount	(2,953)	(1,091)
Less: current portion	-	-

Long-term liabilities	$97,047	$67,657

(1)	On or after November 15, 2008, we may redeem the Convertible Senior Notes at any time.
(2)

On May 17, 2004 and June 9, 2004, the Company repurchased $58.8 million principal amount of its 5.5% convertible subordinated notes in the open market. The remaining principal balance of the 5.5% convertible subordinated notes after the repurchase is $10.0 million.

DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and certain provisions of our restated articles of incorporation and restated bylaws is a summary and is qualified in its entirety by the provisions of our articles of incorporation and bylaws.

     Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are outstanding.

Common Stock

     As of May 31, 2004, there were 18,921,089 shares of our common stock outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of our common stock are entitled to:

     Dividends. Holders of our common stock are entitled to receive ratably such dividends on our common stock as may from time to time be declared by our board of directors out of funds legally available therefor.

     Voting. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     Preemptive Rights, Conversion and Redemption. Holders of our common stock have no preemptive rights and no right to redeem their common stock or convert their common stock into any other securities.

     Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation rights of any preferred stock.

Preferred Stock

     Our board of directors is authorized, without further action by our shareholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

     Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.

     The issuance of preferred stock could delay, defer or prevent a change of control of RadiSys. We have no current plans to issue any shares of preferred stock.

Oregon Control Share and Business Combination Statutes

     Oregon law may restrict the ability of our significant shareholders to exercise voting rights. The Oregon Control Share Act generally applies to a person who acquires voting stock of an Oregon corporation in a transaction that results in that person holding more than one-fifth, one-third or one-half of the total voting power of the voting shares of the corporation. If such a transaction occurs, the person cannot vote the shares acquired in the acquisition unless voting rights are restored to those shares by:

  the holders of a majority of the outstanding voting shares of each voting group entitled to vote; and

  the holders of a majority of the outstanding voting shares, excluding the acquired shares and shares held by the corporation's officers and inside directors.

This law is construed broadly and may apply to both companies and persons acting as a group.

     The restricted shareholder may, but is not required to, submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of shareholders to determine whether voting rights will be granted to the shares acquired. If a special meeting of shareholders is not requested, the issue of voting rights of the acquired shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date the shares are acquired. If the acquired shares are granted voting rights and they represent a majority of all voting power, shareholders who do not vote in favor of granting voting rights will be entitled to dissent and will have the right to receive the fair value of their shares if the shareholders follow the provisions of Oregon's dissenters' rights statute. The fair value will, at a minimum, be equal to the highest price paid per share by the person for the shares acquired in the transaction subject to this law.

     We are also subject to provisions of Oregon law that govern business combinations between corporations and interested shareholders. The Oregon Business Combination Act generally prohibits a corporation from entering into a business combination transaction with a person, or an affiliate of that person, for a period of three years following the date the person acquires 15% or more of the voting stock of the corporation. For the purposes of this law, the prohibition generally applies to the following business combination transactions:

  a merger or plan of share exchange,

  any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation, and transactions that result in the issuance of capital stock of the corporation to the 15% shareholder.

     However, the general prohibition does not apply if:

  the 15% shareholder, as a result of the transaction in which the person became a 15% shareholder, owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are also officers, and certain employee benefit plans), the board of directors approves the share acquisition or business combination before the shareholder acquired 15% or more of the corporation's outstanding voting stock, or the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation, excluding shares owned by the 15% shareholder, approve the transaction on or after the date the shareholder acquires 15% or more of the corporation's voting stock.

     Advance Notice Provisions. Our bylaws establish advance notice procedures for shareholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board.

     Special Meeting Requirements. Our bylaws require that special meetings of shareholders be called at the request of our board of directors.

     Cumulative Voting. Neither our articles of incorporation nor our bylaws provide for cumulative voting in the election of directors.

     These provisions may deter a hostile takeover or delay a change of control or management of RadiSys.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Mellon Shareholder Services, L.L.C.

Nasdaq Stock Market Quotation

     Our common stock is traded on the Nasdaq National Market under the symbol "RSYS."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and the common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose "functional currency" is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to initial purchasers of notes who acquire the notes at their original issue price within the meaning of Section 1273 of the Code and who will hold the notes and common stock as "capital assets" within the meaning of Section 1221 of the Code (generally, for investment).

     This summary also assumes that the IRS will respect the classification of the notes as indebtedness for U.S. federal income tax purposes.

     All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

     As used herein, the term "U.S. Holder" means a beneficial holder of a note or common stock that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A "Non-U.S. Holder" means a beneficial owner of a note or common stock that is, for U.S. federal income tax purposes, a non-resident alien or a corporation, trust or estate that is not a U.S. Holder.

     This discussion does not consider the federal income tax consequences of the holding or the disposition of the notes or the common stock by a partnership. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and common stock into which the notes may be converted.

U.S. Holders

Interest

     Interest on the notes will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

Additional Interest

     In certain circumstances, we may be obligated to pay additional interest on the notes (as described above under "Description of the Notes — Registration Rights"). This obligation may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." We intend to take the position that the contingency that such payments will be made is remote or incidental (within the meaning of applicable Treasury regulations) and therefore that the notes are not subject to the rules governing contingent payment debt instruments. Under our position, payments of additional interest will be taxable to a U.S. Holder as additional ordinary income when received or accrued, according to such U.S. Holder's method of accounting for U.S. federal income tax purposes. If our position were found to be incorrect and the notes were deemed to be contingent payment debt instruments, a U.S. Holder might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than capital gain and might be required to report additional interest as income when it accrues or becomes fixed, even if such U.S. Holder is a cash method taxpayer.

Conversion of Notes into Common Stock

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will generally equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends-received deduction in the case of corporate holders and qualified dividend income treatment in the case of individual holders, discussed below) to the extent of our current and accumulated earnings and profits. This will occur if and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. In the case of such constructive dividend distribution, U.S. Holders may recognize income even though they do not receive any cash or property as a result of such adjustments. Adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing dilution of the interests of the holders of the notes, however, will generally not be considered to result in a constructive dividend distribution.

Conversion of Notes into Cash or Common Stock and Cash

     In contrast to a conversion of a note into shares of common stock, a conversion into cash or a combination of common stock and cash will cause a U.S. Holder to recognize gain for U.S. federal income tax purposes. Because we, and not the holders, can choose the type and mix of consideration to deliver upon conversion, such gain recognition will not be within the control of the U.S. Holder. However, in any case in which we elect to deliver cash (other than cash in lieu of fractional common shares) upon conversion, holders may retract their conversion notices within the conversion retraction period. See "Description of the Notes — Conversion Settlement Options."

     If a U.S. Holder converts a note and we deliver solely cash, the transaction will be treated for U.S. federal income tax purposes as a redemption of the note, having the consequences for the holder described below under "— Sale, Exchange, Redemption or Retirement of the Notes."

     If a U.S. Holder converts a note and we deliver a combination of common stock and cash, and such cash is not merely received in lieu of a fractional share of common stock, the tax treatment to the holder is uncertain. For U.S. federal income tax purposes, the transaction will be treated as an exchange of the note for a combination of cash and common stock. Assuming the note is a "security" for U.S. federal income tax purposes, which is likely, a holder will be required to recognize the gain (but not loss) realized on this exchange in an amount equal to the lesser of (i) the gain realized (being the excess, if any, of the fair market value of the common stock received plus the cash received over the adjusted tax basis in the note exchanged therefor) and (ii) the cash received. Such gain generally will be long-term capital gain if the holder held the note for more than one year at the time of the exchange. See "— Sale, Exchange, Redemption or Retirement of the Notes," below. The holder's adjusted tax basis in the common stock received will generally equal the adjusted tax basis in the note exchanged, decreased by the cash received and increased by the amount of gain recognized. The holder's holding period in the common stock received upon exchange of the notes will include the holding period of the note so exchanged.

     Alternatively, the cash payment might be treated as the proceeds from the redemption of a portion of the note and taxed in the manner described under "U.S. Holders — Sale, Exchange, Redemption or Retirement of the Notes," below. In such case, the holder's basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as redeemed for cash. The holding period for the common stock received in the conversion would include the holding period for the note.

     U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion.

Sale, Exchange, Redemption or Retirement of the Notes

     Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes, measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received on the sale, exchange or other disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the notes. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder. Gain or loss realized on the sale, exchange, retirement or other disposition of a note generally will be long-term capital gain or loss if at the time of the disposition the note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income (generally 15% for most gains recognized for taxable years ending on or after May 6, 2003 and in taxable years beginning on or before December 31, 2008). The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

The Common Stock

     Distributions, if any, paid on the common stock, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder's income as ordinary dividend income, which may qualify for a dividends-received deduction (in the case of corporate holders) or as qualified dividend income (in the case of individual holders). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of the U.S. Holder's investment, up to the U.S. Holder's adjusted tax basis in the common stock, and, thereafter, as capital gain from the sale or exchange of such common stock.

     Qualified dividend income received in taxable years beginning after December 31, 2002 and on or before December 31, 2008 is subject to tax at the rates applicable to adjusted net capital gain. Qualified dividend income does not include dividends received on stock with respect to which the U.S. Holder has not met a minimum holding-period requirement or to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such stock). The availability of the dividends received deduction is similarly limited.

     Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount of cash and the fair market value of any property received upon such sale or exchange and the U.S. Holder's adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held the common stock for more than one year.

     Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax, as discussed above under "— Sale, Exchange, Redemption or Retirement of Notes." A U.S. Holder's adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under "— Conversion of Notes into Common Stock." The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above). For purposes of this discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. This discussion assumes that payments of additional interest on the notes will constitute payments of interest for U.S. federal income tax purposes and that the notes are not contingent payment debt instruments for U.S. federal income tax purposes by reason of the payment of additional interest. See "U.S. Holders — Additional Interest." This discussion does not consider the U.S. federal income tax consequences of any payment of additional interest with respect to notes that have been converted into common stock.

Interest

     Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. federal income tax if the interest qualifies as "portfolio interest." Generally interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a "controlled foreign corporation" with respect to which we are directly or indirectly a "related person" within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. person and does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in (ii) above, the beneficial owner of a note must provide a properly executed IRS Form W-8BEN (or appropriate substitute form) prior to payment of interest.

     The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless an income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. federal income tax rates, rather than being subject to withholding at the 30% or treaty reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

     In general, dividends, if any, paid to a Non-U.S. Holder of common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see "— U.S. Holders — Conversion of Notes into Common Stock" above) will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files a properly executed IRS Form W-8ECI (or appropriate substitute form), as applicable, with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax described above. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash received if a Non-U.S. Holder converts a note and receives cash or a combination of common stock and cash (see "Description of the Notes-Conversion Settlement Options"), and cash received in lieu of a fractional share, may give rise to gain subject to the rules described under "— Sale, Exchange, Redemption or Retirement of Notes or Common Stock" below.

Sale, Exchange, Redemption or Retirement of Notes or Common Stock

     Subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement or other disposition of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States) or (iv) we are a "United States real property holding corporation" within the meaning of Section 897 of the Code. We do not believe that we are currently a U.S. real property holding corporation within the meaning of Section 897 of the Code or that we will become one in the future. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to a Non-U.S. Holder if it holds, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Backup Withholding and Information Reporting

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at the rate of 28 percent from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

     Backup withholding will not apply to payments of interest or dividends to a Non-U.S. Holder who certifies his non-U.S. status by providing an IRS Form W-8BEN or other appropriate form to us or our paying agent. Information reporting will generally apply to payments of interest and dividends to such holder.

     Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will generally be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons or is engaged in a U.S. trade or business.

     Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that such Non-U.S. Holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied.

     Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through a foreign office of a U.S. broker will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary or such holder otherwise establishes an exemption. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exemption may not apply, however, it the foreign broker is owned or controlled by U.S. persons or engaged in a U.S. trade or business.

     Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which a Non-U.S. Holder resides.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

     The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws and of any proposed changes in applicable laws.

SELLING SECURITY HOLDERS

     We originally issued the notes offered by the selling security holders hereby in a private placement in November 2003. The initial purchasers of the notes resold them to persons they reasonably believed to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. The selling security holders, which term as used in the prospectus includes the initial purchasers' transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

     The following table sets forth information, unless otherwise noted, as of June 7, 2004, with respect to the selling security holders and the respective principal amounts of notes and common stock that each selling security holder beneficially owns that may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. We have obtained this information from the selling security holders. Unless otherwise indicated, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling security holders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given to us as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling security holders upon termination of any particular offering. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling security holders may change from time to time. Any such changed information will be set forth in amendments to the registration statement of which this prospectus forms a part or supplements to this prospectus, if and when required. Only security holders that are named as selling security holders or transferees from those named holders can use this prospectus or a prospectus supplement. An amendment to the registration statement will be filed to identify new selling security holders and provide the information regarding such holders as required under applicable law.

     The number of shares of common stock shown in the table set forth below assumes the conversion of the full amount of the notes held by such holder at the initial conversion rate of 42.4247 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of Notes — Conversion of Notes." Accordingly, the number of shares of common stock may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

	Principal Amount of Notes		Number of Shares of Common Stock

Selling Security Holder (1)	Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Common Stock Beneficially Owned Prior to Conversion (1)(2)	Common Stock Offered Hereby	Common Stock Beneficially Owned Following the Offering (3)

Calamos(R) Market Neutral Fund -	1,500,000	1.50	63,637	63,637	0
Calamos(R) Investment Trust (4)
Clinton Multistrategy Master
Fund, Ltd. (5)	3,120,000	3.12	132,365	132,365	0
Clinton Riverside Convertible
Portfolio Limited (6)	5,080,000	5.08	215,518	215,518	0
CNH CA Master Account, L.P. (7)	1,500,000	1.50	63,637	63,637	0
Consulting Group
Capital Market Funds (8)	900,000	*	38,182	38,182	0
Credit Suisse First Boston LLC (9)(24)	15,365,000	15.37	651,856	651,856	0
Daimler Chrysler Corp Emp. #1
Pension Plan dtd 4/1/89 (10)	1,434,000	1.43	60,837	60,837	0
DKR SoundShore Opportunity
Holding Fund Ltd. (11)	3,500,000	3.50	148,486	148,486	0
Franklin and Marshall College (12)	95,000	*	4,030	4,030	0
Grace Convertible Arbitrage Fund, Ltd. (13)(24)	4,000,000	4.00	169,699	169,699	0
Highbridge International LLC (14)(24)	4,974,000	4.97	211,020	211,020	0
JP Morgan Securities Inc. (15)(24)	1,000,000	1.00	42,425	42,425	0
KBC Financial Products USA Inc. (16)(24)	1,850,000	1.85	78,486	78,486	0
Pacific Life Insurance
Company (17)	250,000	*	10,606	10,606	0
Quattro Fund Ltd. (18)	4,500,000	4.50	190,911	190,911	0
Quattro Multistrategy Master Fund LP (19)	250,000	*	10,606	10,606	0
State Street Bank Custodian for
GE Pension Trust (20)	820,000	*	34,788	34,788	0
UBS AG London Branch (21)	24,000,000	24.00	1,018,193	1,018,193	0
Zola Partners, L.P. (22)	250,000	*	10,606	10,606	0
Zurich Institutional Benchmarks
Management
Fund c/o Quattro Fund (23)	250,000	*	10,606	10,606	0
All other holders of notes or future
transferees, pledgees, donees or
successors of any such holder (25) (26)	25,362,000	25.36	1,075,976	1,075,976	0
Total:	100,000,000	100.00%	4,242,470	4,242,470	0

* Less than 1.00%

(1) Information concerning the selling security holders may change from time to time. Any such changed information will be set forth in amendments to the registration statement of which this prospectus forms a part or supplements to this prospectus, if and when required.

(2) Assumes conversion at the initial conversion rate of 42.4247 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion of the Notes.” Accordingly, the number of shares of common stock beneficially owned by a selling security holder may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(3) Assumes sale, transfer or other disposition of all common stock issuable upon conversion of the notes.

(4) Nick Calamos has voting and investment power over the shares that this selling security holder beneficially owns.

(5) Mike Vacca as portfolio manager of Clinton Group, Inc., as Investment Manager for and on behalf of Clinton Multistrategy Master Fund, Ltd., has voting and investment power over the shares that this selling security holder beneficially owns.

(6) Mike Vacca as portfolio manager of Clinton Group, Inc., as Investment Manager for and on behalf of Clinton Riverside Convertible Portfolio, has voting and investment power over the shares that this selling security holder beneficially owns.

(7) CNH Partners, LLC is the Investment Advisor of the selling security holder and has sole voting and dispositive power over the registrable securities. Investment principals for the Advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(8) Nick Calamos has voting and investment power over the shares that this selling security holder beneficially owns.

(9) Jeff Andreski has voting and investment power over the shares that this selling security holder beneficially owns.

(10) Palisade Capital Management, L.L.C. is the Investment Advisor of the selling security holder. Jack Feiler, Chief Investment Officer of the Advisor, has voting and investment power over the shares that this selling security holder beneficially owns.

(11) DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the SEC and as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. For shares included in this prospectus, Tom Kirvaitis has trading authority over the Fund.

(12) Palisade Capital Management, L.L.C. is the Investment Advisor of the selling security holder. Jack Feiler, Chief Investment Officer of the Advisor, has voting and investment power over the shares that this selling security holder beneficially owns.

(13) Bradford Whitmore and Michael Brailov have voting and investment power over the shares that this selling security holder beneficially owns.

(14) Glenn Dubin and Henry Swieca, Principals of Highbridge Capital Management, Trading Advisor to Highbridge International LLC, have voting and investment power over the shares that this selling security holder beneficially owns.

(15) Charlotte Chui, on behalf of JP Morgan Securities Inc., has voting and investment power over the shares that this selling security holder beneficially owns.

(16) KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of the notes owned by this selling holder. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(17) Simon Lee has voting and investment power over the shares that this selling security holder beneficially owns; Larry Card, Elaine Havens and Rex Olson also have voting power over the shares that this selling security holder beneficially owns.

(18) Quattro Global Capital, LLC is the Investment Advisor of the selling security holder and has sole voting and dispositive power over the registrable securities. Investment principals for the Advisor are Andrew Kaplan, Brian Swain and Louis Napoli.

(19) Quattro Global Capital, LLC is the Investment Advisor of the selling security holder and has sole voting and dispositive power over the registrable securities. Investment principals for the Advisor are Andrew Kaplan, Brian Swain and Louis Napoli.

(20) Palisade Capital Management, L.L.C. is the Investment Advisor of the selling security holder. Jack Feiler, Chief Investment Officer of the Advisor, has voting and investment power over the shares that this selling security holder beneficially owns.

(21) Tom Klein, Veronica Wilthew, Pat Costigan and Charles Dietz have voting and investment power over the shares that this selling security holder beneficially owns. The selling security holder is an affilate of a registered broker-dealer. The selling security holder purchased the securities in the ordinary course of business, and at the time of the purchase the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(22) Mark Zola of Zola Capital Management has sole voting authority over the shares that this selling security holder beneficially owns.

(23) Quattro Global Capital, LLC is the Investment Advisor of the selling security holder and has sole voting and dispositive power over the registrable securities. Investment principals for the Advisor are Andrew Kaplan, Brian Swain and Louis Napoli.

(24) This selling security holder is a registered broker-dealer and is an underwriter for purposes of this offering. Please see the discussion under “Plan of Distribution.”

(25) Only security holders that are named as selling security holders or transferees from those named holders can use this prospectus or a prospectus supplement. An amendment to the registration statement will be filed to identify new selling security holders and provide the information regarding such holders as required under applicable law.

(26) Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

     We are registering for resale the notes and the shares of common stock issuable upon conversion of the notes on behalf of the selling security holders, a list of whom is set forth in this prospectus under "Selling Security Holders," or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-sale related transfer, referred to in this prospectus as the selling security holders. We will receive no proceeds from this offering.

     The selling security holders may sell the notes or shares of common stock issuable upon conversion of the notes from time to time, if at all, as follows:

  to or through underwriters, brokers or dealers;

  directly to one or more other purchasers;

  through agents on a best-efforts basis; or

  otherwise through a combination of any of these methods of sale.

     If a selling security holder sells notes or shares of common stock issuable upon conversion of the notes through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of the notes or shares of common stock issuable upon conversion of the notes.

     The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time:

  in one or more transactions at a fixed price or prices, which may be changed;

  at market prices prevailing at the time of sale;

  at prices related to prevailing market prices;

  at varying prices determined at the time of sale; or

  at negotiated prices.

     These sales may be effected in transactions:

  on any national securities exchange or quotation service on which the notes or our common stock may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

  in transactions otherwise than on exchanges or services or in the over-the-counter market;

  through the writing of options; or

  through other types of transactions

     In connection with sales of the notes or common stock issuable upon conversion of the notes or otherwise, the selling security holders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the notes or common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling security holders may pledge or grant a security interest in some or all of the notes or common stock issuable upon conversion of the notes and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling security holders also may transfer and donate notes or shares of common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledges or other successors in interest will be the selling security holders for purposes of this prospectus. The selling security holders may sell short our common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover short sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

     Our common stock trades on the Nasdaq National Market under the symbol "RSYS." Although the notes are currently eligible for trading in the PORTAL market, we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, after the effectiveness of the registration statement of which this prospectus is a part, there will be no public market for the notes and an active trading market for the notes may not develop. See "Risk Factors — Risks Related to the Notes and our Common Stock."

     At the time a particular offering of notes or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

     A post-effective amendment to the registration statement of which this prospectus is a part will be filed if we are notified by any selling security holder of a material change in the plan of distribution described in this prospectus.

     Selling security holders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling security holders and any other person participating in such distribution will also be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock issuable upon conversion of the notes by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the common stock issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the common stock issuable upon conversion of the notes being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock issuable upon conversion of the notes.

     The selling security holders will be responsible for any fees, disbursements and expenses of any counsel for the selling security holders. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the notes and shares of common stock will be borne by the selling security holders. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the notes and shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     We and the selling security holders will be indemnified by the other against liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have undertaken to keep the shelf registration statement of which this prospectus constitutes a part effective until the earliest of (1) two years from the date of effectiveness of the shelf registration statement; (2) the date when all registrable securities shall have been registered under the Securities Act and disposed of, and (3) the date on which all registrable securities held by non-affiliates can be sold to the public pursuant to Rule 144(k) under the Securities Act. After this period, if we choose not to maintain the effectiveness of the shelf registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.

LEGAL MATTERS

     The validity of the notes and shares of common stock issued upon conversion of the notes will be passed upon for us by Baker & McKenzie, Dallas, Texas.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding companies, such as RadiSys, that file electronically with the SEC. You can also inspect reports, proxy statements and other information about us at the offices of the National Association of Securities Dealers, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained in later-filed documents or directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

RadiSys SEC Filings (File No. 000-26844)	Period/Date Filed

Annual Report on Form 10-K (including the portions of our Proxy Statement for our 2004 Annual Meeting of Shareholders incorporated by reference therein)	Year ended December 31, 2003, filed on March 5, 2004
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004, filed on May 7, 2004
Current Report on Form 8-K	May 17, 2004
Description of our common stock as set forth in our Registration Statement on Form 8-A	September 25, 1995

     All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes and the common stock issuable upon conversion of the notes under this prospectus shall also be deemed to be incorporated in this prospectus by reference, including any filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement, but not including any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K.

     You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number:

RadiSys Corporation
5445 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124
Attention: Treasurer
(503) 615-1100

     Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference into this document. These filings are also available free of charge through our Internet web site, at http://www.radisys.com.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$8,090
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	2,500
Printing Expenses	1,500
Miscellaneous Expenses	1,500

Total	$38,590

Item 15. Indemnification of Officers and Directors

     Article VII of the company's Second Restated Articles of Incorporation and Article V of the company's Restated Bylaws require indemnification of current or former directors of the company to the fullest extent permitted by law. The right to and amount of indemnification will ultimately be subject to determination by a court that indemnification in the circumstances presented is consistent with public policy and other provisions of law. However, it is likely that Article VII of the company's Second Restated Articles of Incorporation and Article V of the company's Restated Bylaws would require indemnification at least to the extent that indemnification is authorized by the Oregon Business Corporation Act. The effect of the indemnification provisions contained in Article VII of the company's Second Restated Articles of Incorporation, Article V of the company's Restated Bylaws and the Oregon Business Corporation Act (the "indemnification provisions") is summarized as follows:

(a)

The indemnification provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

(b)

The indemnification provisions grant a right of indemnification in respect of any action or suit by or in the right of the company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the company, except that no right of indemnification will be granted if the person is adjudged to be liable to the company.

(c)	Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

(d)

The company may not indemnify a director unless it is determined by (1) a majority of a quorum of disinterested directors or a committee of disinterested directors, (2) independent legal counsel or (3) the shareholders that indemnification is proper because the applicable standard of conduct has been met. Indemnification can also be ordered by a court if the court determines that indemnification is fair in view of all of the relevant circumstances.

(e)

The company will advance to a director the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director affirms in good faith that he has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     Under the Oregon Business Corporation Act, an officer of the company is entitled to mandatory indemnification to the same extent as a director of the Company if he was wholly successful on the merits of a controversy described in (a) or (b) above.

     The company has entered into indemnity agreements with each of its officers and directors. The agreements provide that the Company shall indemnify an officer of director if he or she is a party to or threatened to be made a party to any proceeding (other than a proceeding by or in the right of the company to procure a judgment in its favor) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the officer or director in connection with the proceeding, but only if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company and, in the case of a criminal proceeding, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

     Under the indemnity agreements, the Company shall also indemnify an officer or director if he or she is a party to or threatened to be made a party to any proceeding by or in the right of the company to procure a judgment in its favor against all expenses actually and reasonably incurred by the officer or director in connection with the defense or settlement of the proceeding, but only if the officer or director acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company. Provided, however, no indemnification for expenses shall be made in respect of any claim, issue or matter as to which the officer or director shall have been finally adjudged by a court to be liable to the company, unless and only to the extent that a court determines that the officer or director is fairly and reasonably entitled to indemnity.

     Notwithstanding the foregoing, the indemnity agreements also provide that the Company shall indemnify an officer or director to the fullest extent permitted by law if the officer or director is a party to or threatened to be made a party to any proceeding (including a proceeding by or in the right of the company to procure a judgment in its favor) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the officer or director in connection with the proceeding. Provided, however, no indemnity shall be made under this provision on account of conduct by the officer or director which constitutes a breach of his or her duty of loyalty to the company or its shareholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law.

     Additionally, the Company shall indemnify an officer or director to the fullest extent permitted by law if he or she is a party to or threatened to be made a party to any proceeding (including a proceeding by or in the right of the company to procure a judgment in its favor) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the officer or director in connection with the proceeding.

     The Company shall pay the expenses incurred by an officer or director in any proceeding in advance if the officer or director provides certain information and undertakings.

     As used in the indemnity agreements, the term "proceeding" includes any threatened, pending or completed action, suit or proceeding, whether brought in the right of the company or otherwise and whether of a civil, criminal, administrative or investigative nature, in which the officer or director may be or may have been involved as a party or otherwise by reason of the fact that he or she is or was a director or officer of the company or is or was serving at the request of the company as a director, officer, or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification or reimbursement can be provided under the agreement.

     As used in the indemnity agreements, the term "expenses" includes, without limitation, expense of investigations, judicial or administrative proceedings or appeals, attorneys' fees and disbursements and any expenses of establishing a right to indemnification under the indemnity agreement, but does not include amounts paid in settlement by an officer or director or the amount of judgments or fines against him or her.

     The company has obtained insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The company has also entered into indemnification agreements with certain of the company's directors. The indemnification agreements in part incorporate the indemnification provisions of the Oregon Business Corporation Act as described above. The indemnification provisions also alter or clarify the statutory indemnity in certain respects. The most significant effects of the indemnification agreements are to add indemnification for settlements of derivative lawsuits and for proceedings involving a breach of fiduciary duty, subject to specified exceptions. The indemnification agreements also set forth certain procedures that apply in the event of a claim for indemnification or advancement of expenses.

     The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or otherwise.

Item 16. Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 29, 2001, by and among the Company, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement filed by the Company on Schedule TO dated July 5, 2001, SEC File No. 005-49337.
2.2	Asset Purchase Agreement, dated April 18, 2001, by and among the Company, S-Link, Corp., a Delaware corporation, and Seamus Gilchrist. Incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, SEC File No. 0-26844.
4.1	Second Restated Articles of Incorporation and amendments thereto. Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-95892), and by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, SEC File No. 0-26844.
4.2	Restated Bylaws. Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-38966).
4.3	Indenture dated August 9, 2000 between the Company and U.S. Trust Company, National Association. Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-3 (No. 333-49092).
4.4	Resale Registration Rights Agreement dated August 9, 2000 among the Company and SG Cowen Securities Corporation, Banc of America Securities LLC, J.P. Morgan & Co. and First Security Van Kasper. Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-49092).
4.5	Form of Note. Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3 (No. 333-49092).
4.6	Registration Rights Agreement, dated November 13, 2003, among the Company, Credit Suisse First Boston LLC and Banc of America Securities LLC. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 19, 2003, SEC File No. 0-26844.
4.7	Indenture, dated as of November 19, 2003, between the Company and JPMorgan Chase Bank, as Trustee. Previously filed.
4.8	Form of Note. See Exhibit 4.7.
5.1	Opinion of Baker & McKenzie. Filed herewith.
12.1	Statement of Computation of Ratios of Earnings to Fixed Charges. Filed herewith.
23.1	Consent of Baker & McKenzie. See Exhibit 5.1.
23.2	Consent of PricewaterhouseCoopers LLP. Filed herewith.
24.1	Powers of Attorney. Previously filed.
25.1	Form of T-1 Statement of Eligibility of Trustee under the Indenture. Previously filed.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on this 9 th day of June, 2004.

RADISYS CORPORATION

By:	/s/ Scott C. Grout
Scott C. Grout, President, Chief Executive Officer and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ Scott C. Grout Scott C. Grout	President, Chief Executive Officer and Director	June 9, 2004

/s/ Julia A. Harper Julia A. Harper	Chief Financial Officer, Vice President of Finance and Administration and Secretary	June 9, 2004

/s/ C. Scott Gibson* C. Scott Gibson	Chairman of the Board and Director	June 9, 2004

/s/ Ken J. Bradley* Ken J. Bradley	Director	June 9, 2004

/s/ Richard J. Faubert* Richard J. Faubert	Director	June 9, 2004

/s/ Dr. William W. Lattin* Dr. William W. Lattin	Director	June 9, 2004

/s/ Kevin C. Melia* Kevin C. Melia	Director	June 9, 2004

/s/ Carl W. Neun* Carl W. Neun	Director	June 9, 2004

/s/ Jean-Pierre D. Patkay* Jean-Pierre D. Patkay	Director	June 9, 2004

* By /s/ Scott C. Grout Scott C. Grout, as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 29, 2001, by and among the Company, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement filed by the Company on Schedule TO dated July 5, 2001, SEC File No. 005-49337.
2.2	Asset Purchase Agreement, dated April 18, 2001, by and among the Company, S-Link, Corp., a Delaware corporation, and Seamus Gilchrist. Incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, SEC File No. 0-26844.
4.1	Second Restated Articles of Incorporation and amendments thereto. Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-95892), and by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, SEC File No. 0-26844.
4.2	Restated Bylaws. Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-38966).
4.3	Indenture dated August 9, 2000 between the Company and U.S. Trust Company, National Association. Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-3 (No. 333-49092).
4.4	Resale Registration Rights Agreement dated August 9, 2000 among the Company and SG Cowen Securities Corporation, Banc of America Securities LLC, J.P. Morgan & Co. and First Security Van Kasper. Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-49092).
4.5	Form of Note. Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3 (No. 333-49092).
4.6	Registration Rights Agreement, dated November 13, 2003, among the Company, Credit Suisse First Boston LLC and Banc of America Securities LLC. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 19, 2003, SEC File No. 0-26844.
4.7	Indenture, dated as of November 19, 2003, between the Company and JPMorgan Chase Bank, as Trustee. Previously filed.
4.8	Form of Note. See Exhibit 4.7.
5.1	Opinion of Baker & McKenzie. Filed herewith.
12.1	Statement of Computation of Ratios of Earnings to Fixed Charges. Filed herewith.
23.1	Consent of Baker & McKenzie. See Exhibit 5.1.
23.2	Consent of PricewaterhouseCoopers LLP. Filed herewith.
24.1	Powers of Attorney. Previously filed.
25.1	Form of T-1 Statement of Eligibility of Trustee under the Indenture. Previously filed.